Exhibit 99.1

ARC Resources Ltd. reports second quarter 2013 results

CALGARY, Aug. 1, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its second quarter 2013 operating and financial results.  Second quarter production was 93,436 boe per day and funds from operations were $201.2 million ($0.65 per share).  ARC's Condensed Interim Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for three and six months ended June 30, 2013 and 2012, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	201.2	165.8	403.6	346.5
Per share (2)	0.65	0.57	1.30	1.19
Net income	93.3	38.1	140.2	79.0
Per share (2)	0.30	0.13	0.45	0.27
Operating income (3)	53.9	30.5	101.6	77.4
Per share (2)	0.17	0.10	0.33	0.27
Dividends	93.4	87.3	186.3	174.3
Per share (2)	0.30	0.30	0.60	0.60
Capital expenditures	171.4	97.9	403.8	284.8
Net debt outstanding (4)	883.7	996.0	883.7	996.0
Shares outstanding, weighted average diluted	311.2	290.8	310.6	290.1
Shares outstanding, end of period	311.5	291.5	311.5	291.5
OPERATING
Production
Crude oil (bbl/d)	31,635	30,831	32,067	31,068
Condensate (bbl/d)	2,150	2,381	2,091	2,390
Natural gas (mmcf/d)	340.8	347.2	344.7	350.1
NGLs (bbl/d)	2,859	2,913	2,845	2,673
Total (boe/d) (5)	93,436	93,997	94,449	94,484
Average realized prices, prior to hedging
Crude oil ($/bbl)	89.18	78.98	86.07	83.14
Condensate ($/bbl)	91.08	94.60	96.13	97.29
Natural gas ($/mcf)	3.89	2.03	3.63	2.36
NGLs ($/bbl)	29.25	41.17	33.32	42.67
Oil equivalent ($/boe) (5)	47.36	37.09	45.59	39.73
Operating Netback ($/boe)
Commodity and other sales	47.45	37.15	45.74	39.78
Transportation expenses	(2.04)	(1.23)	(1.72)	(1.20)
Royalties	(7.01)	(5.58)	(6.31)	(6.12)
Operating expenses	(10.29)	(9.48)	(9.49)	(9.11)
Netback before hedging	28.11	20.86	28.22	23.35
Realized hedging gain (6)	0.16	3.54	0.33	1.75
Netback after hedging	28.27	24.40	28.55	25.10
TRADING STATISTICS (7)
High price	28.90	23.28	28.90	25.72
Low price	25.73	18.36	23.12	18.36
Close price	27.53	22.90	27.53	22.90
Average daily volume (thousands)	1,074	1,704	1,112	1,529

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" in the MD&A for the three and six months ended June 30, 2013 and 2012.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Operating income does not have a standardized meaning under GAAP. See "Non-GAAP Measures" in the MD&A for the three and six months ended June 30, 2013 and 2012.
(4)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the three and six months ended June 30, 2013 and 2012.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Realized hedging gain includes realized cash gains and losses on risk management contracts and unrealized loss on risk management contracts related to current production periods. Hedging gains and losses on foreign exchange contracts are excluded from the netback calculation.
(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC's execution of its 2013 budget remains on track to meet full year 2013 production guidance of between 93,000 and 97,000 boe per day, and sets the stage for average production in excess of 110,000 boe per day in 2014 with the completion of the Parkland/Tower gas processing and liquids handling facility.
•	ARC achieved second quarter and first half production of 93,436 boe per day and 94,449 boe per day, respectively, in 2013, relatively consistent with 2012 levels. Strong well performance at Pembina and higher production at Ante Creek contributed to strong production in 2013. ARC expects third quarter 2013 production to decline relative to the second quarter, prior to increasing in the fourth quarter of 2013 as new pad wells are brought on production at Ante Creek. ARC expects 2013 full year production to average between 93,000 and 97,000 boe per day.
•	Second quarter and first half 2013 crude oil and liquids production of 36,644 barrels per day and 37,003 barrels per day increased slightly relative to 2012 levels. Higher 2013 liquids production is the result of ARC's focus on opportunities that generate the highest rates of return and cash flows.
•	Second quarter and first half 2013 commodity sales revenues of $403.4 million and $781.9 million were up 27 per cent and 14 per cent, respectively, relative to 2012 levels due to higher realized crude oil and natural gas prices. Crude oil and liquids production contributed approximately 70 per cent of second quarter and first half sales revenues due to the strength of crude prices relative to natural gas prices, despite accounting for 39 per cent of production.
•	Second quarter funds from operations were $201.2 million ($0.65 per share), up 21 per cent from the second quarter of 2012. First half funds from operations were $403.6 million ($1.30 per share), 16 per cent higher than the first half of 2012. The increase in second quarter and first half 2013 funds from operations was primarily due to higher crude oil and natural gas prices in 2013.
•	Operating income was $53.9 million ($0.17 per share) in the second quarter of 2013, 77 per cent higher than the second quarter of 2012. First half operating income of $101.6 million ($0.33 per share) was up 31 per cent relative to the first half of 2012 due primarily to higher crude oil and natural gas prices in 2013.
•	ARC's second quarter 2013 funds from operations included realized hedging gains of $1.6 million on ARC's commodity, foreign currency and power hedging contracts. First half 2013 funds from operations included realized hedging gains of $6.2 million on ARC's commodity, foreign currency and power hedging contracts. ARC's second quarter and first half realized hedging gains were primarily attributed to gains on crude oil and power contracts.
•	Second quarter capital expenditures, prior to net property and undeveloped land acquisitions, totaled $171.4 million, resulting in first half capital spending of $403.8 million. ARC's capital program focused primarily on oil and liquids-rich opportunities at Tower, Ante Creek, Pembina, and southeast Saskatchewan. ARC drilled 30 gross operated wells in the second quarter of 2013 (20 oil wells and 10 liquids-rich natural gas wells), resulting in 90 gross operated wells being drilled in the first half of 2013 (73 oil wells, 12 liquids-rich natural gas wells and five natural gas wells). Full year capital expenditures are still targeted at approximately $830 million.
•	During the second quarter, construction continued on ARC's 60 mmcf per day Parkland/Tower gas processing and liquids handling facility, the first of two 60 mmcf per day phases at Parkland/Tower. Construction is on schedule with the bulk of major equipment having arrived on site and a significant portion of construction completed. The first phase of the plant is expected to be on-stream in early 2014. ARC has completed drilling of all 16 wells on two pads at Tower and completed all wells in the first pad during the second quarter. The wells in the second pad will be completed in the third quarter. With the completion of the Parkland/Tower facilities, 2014 average production is expected to be greater than 110,000 boe per day.
•	ARC divested certain non-core assets located in southwest Saskatchewan for gross proceeds of approximately $28 million during the second quarter. Through the first half of 2013, ARC has received total gross proceeds of approximately $37 million from non-core assets divestments. The assets divested through the first half produced approximately 300 boe per day (approximately 80 per cent liquids) with associated proved plus probable reserves of 1.5 mmboe. Proceeds will be used to fund ongoing capital development programs, including the development projects at Parkland/Tower and Sunrise. ARC has maintained full year 2013 production guidance as the divestments will not significantly impact 2013 production.
•	ARC closed the second quarter with a strong balance sheet including total available credit facilities of $2 billion and debt of $796.6 million drawn. ARC had available credit of approximately $1.1 billion after a working capital deficit. Net debt to annualized first half funds from operations ratio was 1.1 times and net debt was approximately nine per cent of ARC's total capitalization at the end of the second quarter; both metrics are well within ARC's target levels.
•	ARC paid a dividend of $0.30 per share to shareholders for the second quarter of 2013 and has confirmed a dividend of $0.10 per share to shareholders for July 2013 to be paid on August 15, 2013. ARC has conditionally declared a dividend of $0.10 per share, payable monthly for August, September and October 2013, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors. ARC has maintained the monthly dividend at $0.10 per share or higher since inception, with payments totaling $29.18 per share since inception through July 15, 2013.
•	Southern Alberta experienced severe flooding in late June. While there was minimal impact to ARC's field operations, ARC's Calgary corporate office was closed for a week due to flooding in the downtown core which resulted in restricted access and services. During this time, ARC enacted its business continuity plan, enabling employees to continue working remotely. ARC is committed to assisting with the relief efforts for those affected by the flooding and to restore our communities. ARC employees have contributed many volunteer hours to the relief efforts in Calgary and surrounding communities and ARC has donated approximately $250,000 to various organizations and communities to assist with flood relief. Contributions have been made to the Canadian Red Cross, Inn from the Cold, and the Calgary Food Bank. ARC also provided vacuum truck services to residents of High River, fulfilling an immediate need for many homeowners affected by the flooding. For more information on the donations please visit our website at www.arcresources.com.
•	ARC is pleased to announce two new Officer appointments. After 16 years at ARC, Al Roberts, Vice President, Production, has announced his retirement effective October 2013. During his tenure, Al has had responsibility for ARC's field production operations, seeing production grow from 10,000 boe per day to over 95,000 boe per day at present. Sean Calder will be replacing Al as Vice President, Production effective September 2013. Sean joined ARC in 2005 and currently serves as Manager of Technical Operations. Sean has 18 years of industry experience and a proven track record as a strong and effective leader. ARC wishes Al the best in his retirement and welcomes Sean to his new role.

ARC is pleased to announce the appointment of Karen Nielsen to the position of Vice President, Operations, filling a vacancy created with the appointment of Cam Kramer to the position of Senior Vice President and Chief Operating Officer in January 2013. Karen is an Engineer with 25 years of industry experience and most recently served as Vice President, Engineering at a mid-sized Canadian natural gas producer. ARC is pleased to welcome Karen to the team.

ECONOMIC ENVIRONMENT

During the second quarter of 2013, West Texas Intermediate ("WTI") crude oil traded at an average of US$94 per barrel and Brent crude oil prices averaged US$103 per barrel. Brent prices weakened during the second quarter due to continued economic uncertainty and fears of moderating oil demand in Europe and China. WTI prices remained strong throughout the second quarter due to a reduction in US crude oil imports and the reversal and subsequent expansion of the Seaway pipeline in late 2012 and early 2013. The Seaway expansion served to partially alleviate pipeline bottlenecks between Cushing, Oklahoma and the United States Gulf Coast. As a result, the WTI/Brent differential narrowed to average US$9 per barrel in the second quarter of 2013 as financial markets priced in a narrowing future spread between WTI and Brent crude oil prices.

Crude oil infrastructure constraints in the mid-western United States, which resulted in extreme volatility in crude oil differentials throughout 2012, were partially alleviated in the first half of 2013 with increased refinery utilization and added pipeline and rail capacity. As a result, the WTI/Edmonton Par differential narrowed significantly to an average discount of US$3.64 per barrel during the second quarter of 2013 relative to an average discount of US$10.34 per barrel in the second quarter of 2012.  Looking ahead, additional infrastructure projects are being executed or proposed including additional crude oil pipelines and refining capacity. This is expected to mitigate certain bottlenecks; however, due to the long-term nature of these projects, the risk of volatile differentials remains a concern throughout 2013 and into 2014 until remaining infrastructure issues are resolved and additional pipeline capacity becomes available.

Western Canadian natural gas prices (AECO Monthly) averaged $3.59 per mcf in the second quarter of 2013, up 96 per cent from $1.83 per mcf in the second quarter of 2012. The US Henry Hub (NYMEX) natural gas price averaged US$4.09 per mmbtu in the second quarter, 79 per cent higher than the second quarter of 2012. Natural gas inventories increased through the second quarter of 2013 relative to the first quarter of 2013 on sustained high natural gas production in the United States and lower demand attributed to mild weather and reduced power consumption. With the recovery in natural gas prices from the 10-year lows seen in 2012, there has been some reversion to coal-fired power generation, reducing the power consumption of natural gas.  Going forward, sustained demand growth from the power sector will be necessary in order to support a stronger natural gas price in the mid-term. Over the long-term, the export of liquefied natural gas and increased usage from the transportation and industrial sectors should lead to an increase in the demand for natural gas.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected in 2013, ARC will take steps to mitigate these risks, optimize its rates of return, and maintain its strong financial position.

FINANCIAL REVIEW

Funds from Operations

ARC's second quarter funds from operations of $201.2 million ($0.65 per share) were up 21 per cent compared to the second quarter of 2012 and first half funds from operations of $403.6 million ($1.30 per share) were up 16 per cent relative to the first half of 2012.   Higher second quarter and first half 2013 funds from operations were attributed to higher crude oil and natural gas prices and lower current income taxes offset in part by higher royalties, transportation and operating costs and lower realized hedging gains.

The following table details the change in funds from operations for 2013 relative to 2012.

	Three Months Ended June 30		Six Months Ended June 30
	$ millions	$/Share (3)	$ millions	$/Share (3)
Funds from operations - 2012 (1)	165.8	0.57	346.5	1.19
Volume variance
Crude oil and liquids	3.5	0.01	9.9	0.03
Natural gas	(1.2)	—	(3.1)	(0.01)
Price variance
Crude oil and liquids	25.7	0.08	11.8	0.04
Natural gas	57.6	0.20	79.2	0.27
Realized gain (loss) on risk management contracts	(34.7)	(0.11)	(38.5)	(0.11)
Unrealized gain (loss) on risk management contracts related to current production periods (2)	6.0	0.02	13.7	0.04
Royalties	(11.8)	(0.04)	(2.6)	(0.01)
Expenses
Transportation	(6.8)	(0.02)	(8.7)	(0.03)
Operating	(6.4)	(0.02)	(5.6)	(0.02)
General and administrative	(0.2)	—	(7.2)	(0.02)
Interest	0.6	—	0.8	—
Current tax	2.9	0.01	7.1	0.02
Realized loss on foreign exchange	0.2	—	0.3	—
Diluted shares	—	(0.05)	—	(0.09)
Funds from operations - 2013 (1)	201.2	0.65	403.6	1.30

(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained in the MD&A for the three and six months ended June 20, 2013 and 2012. Also refer to the "Funds from Operations" section in the MD&A for the three and six months ended June 30, 2013 and 2012 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of gains or losses associated with these contracts that relate to production periods for the three and six months ended June 30 has been applied to either increase or reduce funds from operations and operating income in order to more appropriately reflect the funds from operations and operating income generated during the period after any effect of contracts used for economic hedging.
(3)	Per share amounts are based on weighted average shares, diluted.

Operating Netbacks

ARC's second quarter 2013 operating netback, before hedging, of $28.11 per boe was 35 per cent higher than the second quarter of 2012.  ARC's first half 2013 pre-hedging netback of $28.22 per boe was 21 per cent higher than the first half of 2012.  After hedging, ARC's second quarter and first half 2013 netbacks increased to $28.27 per boe and $28.55 per boe, respectively.  Higher 2013 netbacks both before and after hedging, relative to 2012, were primarily due to higher crude oil and natural gas prices in the second quarter and first half of 2013.

ARC's second quarter total corporate royalty rate of 14.8 per cent ($7.01 per boe) was relatively unchanged from 15 per cent ($5.58 per boe) in the second quarter of 2012.  ARC's first half total corporate royalty rate was 13.8 per cent, a decrease from 15.4 per cent in the first half of 2012.  Lower royalty rates in the second quarter and first half of 2013 were due to a greater portion of oil production in Alberta qualifying for a five per cent royalty rate.

Second quarter operating expenses were $10.29 per boe in 2013, compared to $9.48 per boe in the second quarter of 2012.  Second quarter operating costs increased relative to the first quarter of 2013 due to maintenance activities which resulted in additional costs and downtime.   High electricity rates in the second quarter also contributed to higher operating costs as electricity prices averaged $123 per megawatt hour in the second quarter of 2013, up 207 per cent from $40 per megawatt hour in the second quarter of 2012.  ARC expects additional planned turnaround and maintenance activities in the third quarter.

See Tables 16 and 16a in the MD&A for the three and six months ended June 30, 2013 and 2012 for detailed components of netbacks by commodity.

Net Income

ARC recorded net income of $93.3 million ($0.30 per share) for the second quarter of 2013 compared to net income of $38.1 million ($0.13 per share) in the second quarter of 2012.  Higher realized crude oil and natural gas prices and a $17 million gain on disposition of producing properties contributed to higher net income in 2013.  These gains were partially offset by a foreign exchange loss of $25.2 million (loss of $7.7 million in second quarter of 2012) upon revaluation of US dollar denominated debt balances given the strengthening of the US dollar during the second quarter, and higher deferred income tax expense.

First half 2013 net income of $140.2 million ($0.45 per share) increased 77 per cent relative to the first half of 2012 due to higher realized crude oil and natural gas prices and a $34.4 million gain on disposition of producing properties.  These gains were partially offset by a foreign exchange loss of $40.5 million (loss of $0.7 million in first half of 2012) upon revaluation of US dollar denominated debt balances given the strengthening of the US dollar during the first half of 2013, and higher deferred income tax expense.

Operating Income

Second quarter operating income was $53.9 million ($0.17 per share), 77 per cent higher than the second quarter of 2012.  First half operating income of $101.6 million ($0.33 per share) was 31 per cent higher than the first half of 2012.  Higher operating income in the second quarter and first half of 2013 was attributed primarily to higher realized crude oil and natural gas prices.

See Table 8 in the MD&A for the three and six months ended June 30, 2013 and 2012 for additional information regarding Operating Income.

Risk Management

As part of its overall strategy to protect cash flow and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

ARC has hedges in place to protect prices on crude oil volumes through 2014 and natural gas volumes through 2017.  Approximately 55 per cent of total production is currently hedged for the remainder of 2013 at prices that will support ARC's business plan.  Approximately 50 per cent of crude oil and condensate production is currently hedged for the remainder of 2013 at an average floor/ceiling price of US$95/US$103 per barrel and approximately 60 per cent of natural gas production is currently hedged for the remainder of 2013 at an average floor/ceiling price of US$3.42/US$3.87 per mmbtu.  Additional natural gas production is hedged in 2014 through 2017 at floor prices of US$4.00 per mmbtu to support long-term development economics for ARC's significant natural gas resource base.  ARC will continue to pursue opportunities to protect funds from operations and will continue to take positions in natural gas and/or crude oil at levels that will provide greater certainty on rates of return.

ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes throughout the remainder of 2013 and into 2018.  As at June 30, the net fair value of these basis swap contracts was an asset of $55.4 million.

The following table summarizes ARC's average crude oil and natural gas hedged volumes for the remainder of 2013 through 2017.  For a complete listing and terms of ARC's hedging contracts, see Note 8 "Financial Instruments and Risk Management Contracts" in the Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2013 and 2012.

Hedge Positions Summary (1)	July - December
As at August 1, 2013	2013		2014		2015		2016-2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	102.78	18,000	97.61	11,447	—	—	—	—
Floor	95.00	18,000	91.07	11,447	—	—	—	—
Sold Floor	64.00	10,000	70.00	1,240	—	—	—	—
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	3.86	210,163	4.72	140,000	4.92	90,000	5.00	90,000
Floor	3.43	210,163	4.00	140,000	4.00	90,000	4.00	90,000
Natural Gas - AECO Basis (4)	AECO/ NYMEX %	mmbtu/day	AECO/ NYMEX %	mmbtu/day	AECO/ NYMEX %	mmbtu/day	AECO/ NYMEX %	mmbtu/day
Swap	89.8	170,000	89.8	190,000	90.5	130,000	90.5	130,000

(1)	The prices and volumes noted above represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 8 "Financial Instruments and Risk Management Contracts" in the financial statements for the three and six months ended June 30, 2013
(2)	The crude oil prices presented above are referenced to WTI. For 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the "ceiling" have been sold against either the annual average WTI price or the six month average WTI price. In the case of settlements on annual or six-month term positions, ARC will only have a negative settlement if prices average above the strike price for an entire year or the six-month period, respectively. These positions provide ARC with greater potential upside price participation for individual months.
(3)	The natural gas prices shown above are referenced to NYMEX at Henry Hub.
(4)	ARC sells the majority of its natural gas production based on AECO pricing; to reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

ARC realized second quarter net losses of $0.8 million on crude oil and natural gas hedging contracts and $2.4 million of net realized cash gains on foreign currency and power hedging contracts.  ARC realized net gains of $2.7 million on crude oil and natural gas hedging contracts and $3.5 million of net realized cash gains on foreign currency and power hedging contracts in the first half of 2013.

OPERATIONAL REVIEW

ARC's second quarter and first half production was 93,436 boe per day and 94,449 boe per day, respectively. Strong well performance at Pembina and higher production at Ante Creek, Parkland and Tower contributed to strong production in the first half of 2013.   ARC spent $171.4 million in the second quarter of 2013 and drilled 30 gross (29 net) wells on operated lands (20 oil wells and ten liquids-rich gas wells), resulting in 90 gross operated wells drilled in the first half of 2013 (73 oil wells, 12 liquids-rich gas wells and five natural gas wells).  ARC's second quarter 2013 capital program focused on oil and liquids development at Ante Creek, Pembina, Parkland and Tower.

ARC's focus on oil and liquids development, which started in 2011, has resulted in crude oil and liquids production reaching 36,644 bbls per day (39 per cent of total production) in the second quarter of 2013 and 37,003 bbls per day in the first half of 2013.  Production from new oil and liquids-rich gas wells drilled, predominantly at Pembina, Goodlands, Tower and Ante Creek, contributed to higher liquids production in 2013.

ARC will execute multi-well pad drilling programs in key areas during 2013.  The pad drilling programs are expected to decrease overall per well costs to drill, complete and tie-in, but will result in longer lead time from the start of drilling until the wells commence production as all drilling and completion activities must be completed on all wells before they are brought on-stream at one time.  ARC expects fourth quarter production to increase as new wells, including pad wells at Ante Creek, are brought on production by year end 2013.

Pembina
Second quarter Pembina production exceeded expectations due to strong well performance.  Production increased to approximately 12,400 boe per day in the second quarter, up eight per cent relative to the second quarter of 2012.  Pembina second quarter production was comprised of 75 per cent light oil and liquids and 25 per cent natural gas.

ARC drilled seven gross operated (six net) horizontal Cardium oil wells at Pembina in the second quarter.  ARC completed the expansion of an existing gas processing plant at Berrymoor to alleviate solution gas processing capacity constraints from oil wells drilled in the Berrymoor, Lindale and Buck Creek areas.  The expansion added seven mmcf per day of processing capacity and provides ARC with greater control over operated gas volumes on the east side of the North Saskatchewan River.  The plant provides for higher liquids recovery rates, resulting in an increased recovery of up to 50 bbls per mmcf from approximately 30 bbls per mmcf.  The higher liquids recovery rate is significant given the liquids-rich solution gas in this area.  The expanded plant was successfully brought on-stream during the second quarter of 2013.

During 2013, ARC expects to spend approximately $120 million in the Pembina area with plans to drill 54 gross operated Cardium oil wells, of which 21 gross operated wells were drilled through the first half of 2013.  ARC will conduct extensive work on waterflood management at Pembina in 2013 with the drilling of water injector wells, producer to injector well conversions, and injector well stimulations to optimize reservoir recoveries.

Ante Creek
ARC has a land position of 340 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta with significant future growth potential.  ARC significantly grew its land position at Ante Creek in the second quarter of 2013, through tuck-in acquisitions and crown land sales, adding 72 net sections contiguous to ARC's existing Ante Creek lands.

ARC's Ante Creek production averaged 11,700 boe per day in the second quarter of 2013 (50 per cent oil and liquids), up eight per cent relative to the second quarter of 2012.  ARC drilled four gross operated oil wells in the second quarter of 2013.

During 2013, ARC plans to spend $132 million to drill 34 gross operated horizontal oil wells in 2013 of which 18 gross operated wells were drilled through the first half of 2013.  ARC will focus on optimizing capital efficiencies with the execution of pad drilling programs and continued assessment of optimal well spacing.  The shift to pad drilling will result in production staying relatively flat for the first eight or nine months of 2013, with acceleration of growth as the pads come on production in the fourth quarter of 2013.  As ARC increases oil production at Ante Creek, we will continue to fill the 30 mmcf per day operated Ante Creek gas processing plant with solution gas.  This will result in a full year average production increase of approximately 15 per cent, while 2013 exit volumes are expected to increase by 35 per cent to approximately 15,000 boe per day.

Parkland/Tower
ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich natural gas play, located in northeastern British Columbia.  ARC's Tower property consists of 57 net sections of contiguous land north and west of the Parkland field.  Second quarter production for the Parkland/Tower area was approximately 9,100 boe per day (16 per cent crude oil and liquids and 83 per cent natural gas), up nine per cent from the second quarter of 2012.  Production at Parkland/Tower is currently restricted due to processing facility constraints; no significant new production will be brought on-stream until early 2014 when a new 60 mmcf per day gas processing and liquids handling facility is on-stream.

ARC drilled 10 gross operated liquids rich natural gas wells at Parkland during the second quarter and 12 gross operated wells in the first half of 2013.  The Parkland wells are being drilled on four pads and will be completed through the third quarter of 2013.

The Tower property is classified as a Montney oil play, producing predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics.  ARC's 2013 Tower drilling program is focused on the execution of multi-well pad drilling programs to optimize capital efficiencies.  During the second quarter of 2013, ARC completed drilling all of the wells in the second eight well pad at Tower.  ARC completed all eight wells in the first pad in the second quarter and expects to complete all wells on the second eight well pad in the third quarter.  The pad drilling program has decreased the overall per well cost to drill, complete and tie-in. However the pad drilling program results in longer lead time from the start of drilling until the wells commence production as multiple wells in the pad are drilled, completed, tested, tied-in and brought on-stream at one time.  As a result, the Tower production profile will increase in a step-wise fashion as wells are brought on-stream in groups of eight.  The two pads that have been drilled are expected to be on production in early 2014 with the start-up of the new gas processing and liquids handling facility.

ARC continued with construction of its 60 mmcf per day gas processing and liquids handling facility, the first phase of an approved 120 mmcf per day gas processing and liquids handling facility in the Parkland/Tower area.  ARC expects total capacity from the first phase to approximate 60 mmcf per day of natural gas and 8,000 barrels per day of liquids (5,000 barrels per day of oil and 3,000 barrels per day of NGL's), however actual liquids production will depend upon the ratio of Parkland and Tower wells feeding into the facilities.  Construction of the plant is on schedule and on budget with the bulk of major equipment having arrived on site.  ARC expects the first 60 mmcf per day phase of the plant to be on-stream in early 2014.  Timing of construction for the second phase is dependent upon commodity prices and other factors and is subject to approval by ARC's Board of Directors.

The Parkland/Tower region will see considerable activity in 2013 as ARC plans to spend $250 million to drill 24 gross operated wells (11 oil wells at Tower, 13 liquids-rich wells at Parkland) and to complete construction of the 60 mmcf per day gas processing and liquids handling facility and associated infrastructure.   Through the first half of 2013, ARC has drilled 13 gross operated wells at Tower and 12 gross operated wells at Parkland.   Approximately $100 million of the Parkland/Tower 2013 capital program will be directed towards facilities, infrastructure and drilling of new wells in anticipation of the new facility being commissioned.  ARC expects 2013 average Parkland/Tower production to increase by a modest five per cent relative to 2012, as production growth will not be realized until early 2014 when the new facility is commissioned and wells are brought on-stream.  More significant production growth will be realized in 2014.  ARC will continue with a "drill to fill" program at Parkland/Tower to fill the new facility following commissioning.

Dawson
Dawson averaged 162 mmcf per day of natural gas and 800 barrels per day of condensate and liquids during the second quarter of 2013.  Dawson production was down slightly relative to the first quarter of 2013 due to a compressor station turnaround and maintenance downtime at a third party processing facility.

ARC plans to spend $52 million on development activities at Dawson in 2013 including the drilling of nine gross operated horizontal gas wells to maintain production flat through 2013 and into 2014.  Through the first half of 2013, ARC has drilled five gross operated natural gas wells at Dawson.

Sunrise
With the continued strong performance of the pilot wells at Sunrise and the current outlook for commodity prices, ARC is encouraged to pursue growth plans which may include additional wells to be drilled at Sunrise in late 2013.  Pending further well results, ARC is considering construction of a 60 mmcf per day gas processing  facility in 2015.  This new facility at Sunrise would be the first phase of an approved 120 mmcf per day gas processing facility at Sunrise.  Timing of construction for this facility is dependent upon commodity prices and other factors and is subject to approval by ARC's Board of Directors.

Southeast Saskatchewan and Manitoba
Second quarter production in this region averaged approximately 11,500 boe per day of light crude oil, relatively unchanged from the second quarter of 2012.  ARC drilled three gross operated oil wells in southeast Saskatchewan and Manitoba during the second quarter of 2013 (21 gross operated wells drilled in the first half of 2013).

Second quarter Goodlands production averaged 2,300 boe per day of light crude oil, up two per cent from the second quarter of 2012.

ARC plans to drill 51 gross operated oil wells in southeast Saskatchewan and Manitoba in 2013.  Through the first half of 2013 ARC has drilled 21 gross operated wells in this area.  Full year average oil production is expected to grow by approximately eight per cent to 12,500 boe per day in 2013.  A considerable portion of the activity in this area will occur at Goodlands where ARC plans to drill 22 horizontal oil wells (13 gross operated wells drilled through the first half of 2013).

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the second quarter of 2013.  The Board of Directors has confirmed a dividend of $0.10 per share for July 2013, payable on August 15, 2013, and has conditionally declared a monthly dividend of $0.10 per share for August through October 2013 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
July 29, 2013	July 31, 2013	August 15, 2013	$0.10 (1)
August 28, 2013	August 30, 2013	September 16, 2013	$0.10 (2)
September 26, 2013	September 30, 2013	October 15, 2013	$0.10 (2)
October 29, 2013	October 31, 2013	November 15, 2013	$0.10 (2)

(1)	Confirmed on July 16, 2013.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the company's Stock Dividend Program ("SDP").  Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP").  Participation in the SDP or DRIP is optional.  Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP.  Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

During the first half of 2013, ARC declared dividends of $186.3 million, of which $2.3 million was issued in the form of common shares under the SDP and $61.9 million was reinvested into ARC shares through the DRIP.  Proceeds received from the DRIP and reduced cash dividend payments resulting from shares issued under the SDP are a source of funding for ARC's capital programs.

For additional details regarding the SDP and DRIP including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada).  The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation".  High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy.  ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future growth.

ARC is well into the execution of an $830 million capital program for 2013, having spent $404 million in the first half of 2013.  The 2013 capital program is focused primarily on oil and liquids-rich gas development and infrastructure spending to facilitate future growth.  ARC expects to deliver modest production growth of approximately three per cent in 2013 with more significant growth expected in 2014, upon commissioning of the new Parkland/Tower gas processing and liquids handling facility.  The 2013 capital program has an enhanced focus on multi-well pad drilling programs in key areas, which is expected to result in both cost savings and improved capital efficiencies.  ARC expects to finance its 2013 capital program with funds from operations, proceeds from the DRIP and SDP, existing credit capacity, and proceeds from the disposition of minor and non-strategic assets.

ARC is focused on value creation, with the dividend being a key component of our business strategy.  We believe that we are well positioned to sustain current dividend levels despite the volatile commodity price environment.  ARC's  dividend payout ratio was 46 per cent of funds from operations for the second quarter and first half of 2013, a level which we believe is reasonable given the current commodity price environment.  Going forward, as we grow our production and funds from operations, we expect that our dividend payout ratio will naturally decline to a level that provides greater financial flexibility.  Our business model is dynamic and we continually assess dividend levels and capital spending in light of current and forecast market conditions.

ARC expects full year average 2013 production to be in the range of 93,000 - 97,000 boe per day.  ARC's planned 2013 capital expenditure program of $830 million excludes unbudgeted amounts for the acquisition of land and small producing properties.   ARC's full year 2013 guidance estimates are outlined in the following table.

	2013 Guidance	YTD 2013 Actual	% Variance
Production
Oil (bbl/d)	32,000 - 34,000	32,067	—
Condensate (bbl/d)	1,800 - 2,000	2,091	5
Gas (mmcf/d)	340 - 350	344.7	—
NGLs (bbl/d)	2,400 - 2,800	2,845	2
Total (boe/d)	93,000 - 97,000	94,449	—
Expenses ($/boe)
Operating	9.50 - 9.70	9.49	—
Transportation	1.40 - 1.50	1.72	15
General and administrative (1)	2.50 - 2.70	3.00	11
Interest	1.20 - 1.30	1.21	—
Current income tax ($ millions) (3)	25 - 35	12.7	N/A
Capital expenditures ($ millions) (2)	830	403.8	N/A
Net property dispositions ($ millions) (2)	—	(25.3)	N/A
Weighted average shares, diluted (millions)	311	311	—

(1)	The 2013 guidance for general and administrative ("G&A") expenses per boe was based on a range of $1.75 - $1.90 prior to the recognition of any expense associated with ARC's long-term incentive plans and $0.75 - $0.80 per boe associated with ARC's long-term incentive plans. Actual per boe costs for each of these components for the six months ended June 30, 2013 were $1.80 per boe and $1.20 per boe, respectively.
(2)	Excludes amounts related to unbudgeted net dispositions of small producing properties which totaled $25.3 million in the first six months of 2013.
(3)	Current income tax guidance for 2013 has been reduced from a range of $35 to $40 million previously disclosed to a range of $25 to $35 million.

Transportation expenses exceeded guidance for the first half of 2013 due to a one-time charge of approximately $4 million related to a multi-year, firm transportation commitment that ARC will not be in a position to utilize until 2014.   ARC expects transportation costs to closely approximate guidance as the year progresses and therefore has maintained 2013 annual guidance at $1.40 - $1.50 per boe.

G&A expenses exceeded guidance for the first half of 2013 as costs under ARC's long-term incentive plans exceeded expectations resulting from an increase in ARC's share price. G&A expenses before any impact of ARC's long-term incentive plans fell within the guidance range. Depending on the level of ARC's share price during the second half of 2013, G&A associated with ARC's long-term incentive plans may exceed the current guidance range.  ARC has maintained 2013 annual guidance for G&A expenses, inclusive of long-term incentive plan expense, at $2.50 - $2.70 per boe.

During the first half of 2013, ARC recorded current taxes of $12.7 million.  This amount is less than what was initially anticipated, due in part to the recognition of certain investment tax credits in filing its 2012 income tax return  and to be recognized in its 2013 income tax return.  Additionally, in 2013, ARC intends to change the year end of its wholly-owned partnership to align with its corporate year-end and as a result will be recognizing income tax in 2013 for partnership income that had previously been deferred to the next year.  Accordingly, ARC has updated its guidance for 2013 current income tax expense to be in the range of $25 to $35 million.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and its future production under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its risk management plans for 2013 and beyond under the heading "Risk Management", as to its production, exploration and development plans under the heading "Operational Review", and all matters including 2013 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9 billion.  ARC expects 2013 oil and gas production to average 93,000 to 97,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 18:17e 01-AUG-13